As filed with the Securities and Exchange Commission on May 8, 1996

                                            Registration No. 333-02255


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                AMENDMENT NO. 1

                                      to

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                                NUI CORPORATION
            (Exact name of registrant as specified in its charter)

               New Jersey                                22-1869941
   (State or other jurisdiction of                    (I.R.S. employer
   incorporation or organization)                   identification no.)

                                               James R. Van Horn, General
   550 Route 202-206, Box 760                      Counsel and Secretary
   Bedminster, New Jersey  07921-0760            550 Route 202-206, Box 760
   (908) 781-0500                            Bedminster, New Jersey  07921-0760
   (Address, including zip code, and                (908) 781-0500
   telephone number including area            (Address, including zip  code,
   code, of Registrant's                    and telephone including area
   principal executive office)                code, of agent for service)


            The Commission is requested to send copies of all orders,
                         communications and notices to:

   John T. Hood, Esq.                         Michael F. Cusick, Esq.
   Reid & Priest LLP                   Winthrop, Stimson, Putnam & Robert
   40 West 57th Street                        One Battery Park Plaza
   New York, New York  10019-4097        New York, New York  10004-1490


     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.









                             SUBJECT TO COMPLETION
                       PRELIMINARY PROSPECTUS DATED MAY 8, 1996


        PROSPECTUS


                               1,800,000 Shares
                            [NUI Corporation Logo]

                                 Common Stock
                                (No par value)


     NUI Corporation (the "Company") is offering hereby 1,800,000 shares of its common stock, no par value (the "Common Stock") and the appurtenant Preferred Stock Purchase Rights (together with the 1,800,000 shares of Common Stock, the "Shares"). The Common Stock is listed and traded on the New York Stock Exchange under the symbol NUI. On May 7, 1996, the last reported sale price for the Common Stock on the New York Stock Exchange was $18 1/8 per share.



   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR BY ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Price to        Underwriting        Proceeds to
                            Public          Discount(1)        Company(2)
   Per Share .......         $                  $                  $
   Total(3) ........     $                  $                 $

   (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
   (2) Before deducting expenses payable by the Company, estimated at $165,000.
   (3) The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to 200,000 additional shares of Common Stock (the "Additional Shares") from the Company, on the same terms, solely to cover over-allotments, if any. If all of the Additional Shares are purchased, the total
     Price to Public, Underwriting Discount and Proceeds to Company will be $________, $________ and $________, respectively. See "Underwriting".




     The Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made in New York, New York, on or about _________________, 1996.


   Merrill Lynch & Co.
                        Dean Witter Reynolds Inc.
                                                 Edward D. Jones & Co.



            The date of this Prospectus is                     , 1996.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY OR ANY OTHER SECURITIES OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE AND, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                         AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, Suite 1300, New York, New York, 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed for trading on the New York Stock Exchange (the "NYSE"). Reports, proxy and information statements, and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


     The Company has filed a Registration Statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is made to the Registration Statement. Statements contained herein concerning any document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the SEC are hereby incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995;

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995 and March 31, 1996;

     3. The Company's Current Reports on Form 8-K dated October 24, 1995 and December 1, 1995; and

     4. The Company's Registration Statement on  Form 8-A dated December  1,
   1995.

     All documents subsequently filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus; provided, however, that all documents so filed in each fiscal year during which the offering made by this Prospectus is in effect shall not be incorporated by reference or be a part hereof from and after the date of filing of the Company's Annual Report on Form 10-K for such fiscal year.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits


   to such documents, unless such exhibits are specifically incorporated by reference into such documents. Request for such documents should be addressed to NUI Corporation, 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760, Attention: Corporate Secretary, telephone number (908) 781-0500. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in any or all documents which have been or may be incorporated in this Prospectus by reference.

     No person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Prospectus.



                             PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and by information appearing in the documents incorporated herein by reference and, therefore, should be read together therewith.


                                The Offering
   Company ........................................    NUI Corporation
   Common Stock Offered (excluding the Additional     1,800,000 shares
   Shares) ........................................
   Common Stock Outstanding on March 31, 1996 .....   9,199,586 shares
   Common Stock Closing Price Range per Share
     (April 1, 1995 through May 7, 1996)               $14.625 - $20.00
   Common Stock Closing Price on May 7, 1996               $18.125
    NYSE Symbol ...................................          NUI
   Indicated Annual Dividend Per Share ............         $0.90
   Use of Proceeds ................................ To repay
                                                    indebtedness and
                                                    for general
                                                    corporate purposes.
                                                    See "Use of
                                                    Proceeds".



                    Summary Consolidated Financial Data
          (Dollar amounts in thousands, except per share amounts)





                          Twelve               Fiscal Years Ended
                          Months                 September 30,
                           Ended
                         March 31,
                           1996
                       (Unaudited)      1995(1)      (1994(2)(3)       1993


    Income statement
    data:
    Operating             $418,158     $376,445      $405,240       $367,456
    revenues ........

    Operating              159,796      153,266       144,646        135,861
    margins .........

    Operations and          90,107       90,523        90,904         80,865
      maintenance
      expenses ......

    Operating income        33,104       23,859        25,840         26,724

    Net income ......       13,886        5,517        10,780         13,810

    Net income,            $13,886      $11,074        $9,586        $13,810
      excluding non-
      recurring
      items .........

    Weighted average     9,149,302     9,152,837     8,617,790     8,124,065
      number of
      shares of

    Common Stock
      outstanding ...

    Net income per        $1.52         $0.60         $1.25          $1.70
      share
      of Common
      Stock .........

    Net income per        $1.52         $1.21         $1.11          $1.70
      share of
      Common Stock,
      excluding
      non-recurring
      items .........

    Dividends paid        $0.90        $0.90         $1.60          $1.59
      per share of
      Common Stock ..


   (1) Net income and net income per share for fiscal 1995 reflect restructuring and other non-recurring charges amounting to $8.6 million ($5.6 million after tax), or $0.61 per share.
   (2) Net income and net income per share for fiscal 1994 reflect the reversal of $1.8 million of income tax reserves and restructuring and other non-recurring charges amounting to $ 0.9 million ($0.6 million after tax). The effect of these items increased net income by $1.2 million, or $0.14 per share.
   (3) Fiscal 1994 reflects the merger of Pennsylvania & Southern Gas Company into the Company as of April 19, 1994, which was accounted for as a purchase in accordance with generally accepted accounting principles.

                                               March 31, 1996      (unaudited)

                                           Actual            As Adjusted(4)

                                    Amount     Percent    Amount    Percent
    Balance sheet data:
   Total assets ..............     $634,134              $634,134
   Capital lease obligations .       10,467                10,467
   Current portion of long-
   term debt and capital lease
   obligations...............         1,607
   Notes payable to banks ....       18,205
   Capitalization
      Common shareholders'
      equity .................     $157,810      42%
      Long-term debt .........      221,993      58%
                                    -------      ---
         Total capitalization      $379,803      100%
                                    =======      ====

    (4) As adjusted for the issuance and anticipated use of the net proceeds from the sale of the Shares (excluding the Additional Shares), estimated at $___ million. The as adjusted information does not reflect the anticipated issuance later in fiscal 1996 of, and the use of net proceeds from, the sale of $39 million of tax exempt bonds.








                                    MAP

               (Map oflocations of registrant's utility operations.)

                              THE COMPANY

   General

     The Company is engaged primarily in the sale and transportation of natural gas. The Company serves more than 354,000 utility customers in six states through its Northern and Southern operating divisions. The Northern Division operates in New Jersey as Elizabethtown Gas Company. The Southern Division was formed effective April 1, 1995 through the consolidation of the Company's City Gas Company of Florida and Pennsylvania & Southern Gas Company ("PSGS") operations. PSGS, which operated as North Carolina Gas Service, Elkton Gas Service (Maryland), Valley Cities Gas Service (Pennsylvania) and Waverly Gas Service (New
   York), was acquired by the Company on April 19, 1994 in exchange for 683,443 shares of common stock (the "PSGS Merger"). The transaction was valued at approximately $17 million. Upon consummation of the PSGS Merger, the Company's principal operating utility, Elizabethtown Gas Company, was merged with and into the Company. The PSGS Merger was accounted for as a purchase in accordance with generally accepted accounting principles, and the results of operations of PSGS have been consolidated with those of the Company as of April 19, 1994.


     In addition to its gas distribution operations, the Company provides gas sales and related services through its Natural Gas Services, Inc. subsidiary; bill processing and related customer services for utilities and municipalities through its Utility Billing Services, Inc. subsidiary; and energy brokerage and related services through its NUI Energy Brokers, Inc. subsidiary.



     The principal executive offices of the Company are located at 550 Route 202-206, Box 760, Bedminster, New Jersey 07921-0760, telephone
   (908) 781-0500.


   Territory and Customers Served

     Of the more than 354,000 customers served by the Company, approximately 67% are in New Jersey and 33% are in the Southern Division states. Approximately 54% of the Company's customers are residential and commercial customers that purchase gas primarily for space heating. The Company's operating revenues for fiscal 1995 amounted to $376.4 million, of which approximately 76% was generated in New Jersey, and 24% was generated by operations in the Southern Division states. Gas volumes sold or transported in fiscal 1995 amounted to 85.9 million Mcf (thousand cubic feet) of gas, of which approximately 80% was sold or transported in New Jersey, and 20% was sold or transported in the Southern Division states.

     Northern Division

     The Company, through its Northern Division, provides gas service to approximately 237,000 customers in franchised territories within seven counties, or portions thereof, in central and northwestern New Jersey. The Northern Division's 1,300 square-mile service territory has a total population of approximately 950,000. Most of the Northern Division's customers are located in densely-populated central New Jersey, where increases in the number of customers are primarily from conversions to gas heating from alternative forms of heating. The Northern Division's tariff contains a weather normalization clause that is designed to help stabilize the Company's margins by increasing amounts charged to customers when weather has been warmer than normal and decreasing amounts charged when weather has been colder than normal.


     Effective January 1, 1995, the New Jersey Board of Public Utilities (the "NJBPU") authorized new tariffs which are designed to provide for the unbundling of natural gas transportation and sales service to commercial and industrial customers. As of September 30, 1995, 165 commercial sales customers had transferred to transportation service under the new tariff. The Company's industrial customers also have the ability to transfer to transportation service and purchase their gas from other suppliers. The rate charged to transportation customers is less than the rate charged to firm industrial and commercial sales customers because the transportation customer rate does not include any cost of gas component. However, the operating margins from both rates are substantially the same.


     Despite the transfers to transportation service, the number of commercial customers increased during fiscal 1995 reflecting the Company's marketing emphasis on commercial conversions. In fiscal 1995, 35 schools and 588 businesses, which are subject to New Jersey legislation requiring the registration, systematic testing and monitoring of underground fuel oil and propane storage tanks, converted to gas heating systems or switched from interruptible service to commercial firm service. In addition, changing economic conditions, coupled with environmental concerns and legislation, are creating a market for natural gas for large commercial air conditioning units and compressed natural gas fleet vehicles. The Company also has an economic development program to help spur economic growth and jobs creation which provides grants and reduced rates for qualifying businesses that start up, relocate or expand within designated areas.

     In order to maximize the Company's gas supply portfolio, in fiscal
   1995 the Company began selling available gas supply and excess interstate pipeline capacity to third party customers and other gas service companies. The price of gas sold to these customers is not regulated by the NJBPU, and the NJBPU has authorized that 20% of the margins realized from these sales be retained by the Company.

     Southern Division

     City Gas Company of Florida ("CGF"). CGF is the second largest natural gas utility in Florida, supplying gas to over 95,000 customers in Dade and Broward Counties in south Florida, and in Brevard and St. Lucie Counties on the central eastern coast of Florida. CGF's service areas cover approximately 850 square miles and have a population of approximately 500,000. During fiscal 1995, CGF sold approximately 9.0 million Mcf of gas as follows: 22% sold to residential customers, 63% sold to commercial and industrial customers and 15% transported to commercial and industrial customers.

     CGF's residential customers purchase gas primarily for water heating, clothes drying and cooking. Some customers, principally in Brevard County, also purchase gas to provide space heating during the relatively mild winter season. The growth in the average number of customers from fiscal 1993 to fiscal 1995 primarily reflects new construction. CGF's commercial business consists primarily of schools, businesses and public facilities, of which the number of customers tends to increase concurrently with the continuing growth in population within its service areas. CGF's industrial customers and certain commercial customers are served under tariffs applicable to "interruptible" customers.


     North Carolina  Gas  Service ("NCGS").    The Company,  through  NCGS,
   provides gas service to approximately 12,600 customers in Rockingham and Stokes Counties in North Carolina, which territories comprise approximately 560 square miles. During fiscal 1995, NCGS sold or transported approximately 3.8 million Mcf of gas as follows: 20% sold to residential customers, 13% sold to commercial customers, 43% sold to industrial customers and 24% transported to commercial and industrial customers. NCGS's tariff contains a weather normalization clause, similar to that described under "Northern Division".


     Elkton Gas Service ("Elkton"). The Company, through Elkton, provides gas service to approximately 3,200 customers in franchised territories comprising approximately 14 square miles within Cecil County, Maryland. During fiscal 1995, Elkton sold approximately 512,000 Mcf of gas as follows: 34% sold to residential customers, 34% sold to commercial customers and 32% sold to industrial customers.

     Valley Cities Gas Service ("VCGS") and Waverly Gas Service ("WGS"). VCGS and WGS provide gas service to approximately 5,700 customers in franchised territories comprising 104 square miles within Bradford County, Pennsylvania and the Village of Waverly, New York and surrounding areas, respectively. During fiscal 1995, VCGS and WGS sold or transported approximately 3.7 million Mcf of gas as follows: 14% sold to residential customers, 7% sold to commercial customers, 6% sold to industrial customers and 73% transported to commercial and industrial customers.

   Restructuring and Other Non-Recurring Charges

     In fiscal 1995, the Company incurred approximately $8.6 million of non-recurring charges for, among other things, a workforce reduction program, achieved largely through an early retirement program, and the consolidation of its Florida and PSGS operations. The Company's workforce was reduced by 9% during fiscal 1995.


                            USE OF PROCEEDS

     The net proceeds to the Company (excluding the Additional Shares) from
   the sale of  the Shares are  estimated to be  $    million.  The  net
   proceeds will be used for repaying a portion of the Company's long-term and short-term indebtedness and for other general corporate purposes.

                COMMON STOCK DIVIDENDS AND PRICE RANGE

     The Common Stock is listed on the NYSE and is traded under the symbol "NUI". The following table sets forth, for the fiscal periods indicated, the dividends declared and the high and low closing prices per share of Common Stock, as reported by the NYSE:


                                                   Price Range
   Fiscal Years Ended September 30    Quarterly    High      Low
                                      Cash
                                      Dividends
   1994:
   First Quarter .................... $0.40        $29.00    $25.25
   Second Quarter ...................  0.40         28.75     24.125
   Third Quarter ....................  0.40         24.50     21.00
   Fourth Quarter ...................  0.40         22.75     17.75

   1995:
   First Quarter .................... $0.225       $18.375   $13.50
   Second Quarter ...................  0.225        16.50     14.25
   Third Quarter ....................  0.225        17.50     14.625
   Fourth Quarter ...................  0.225        16.875    14.875

   1996:
   First Quarter .................... $0.225       $17.50    $15.875
   Second Quarter ...................  0.225        19.00     17.125
   Third Quarter through May 7, 1996 *              20.00     18.125




     * On April 23, 1996, the Board of Directors of the Company declared a quarterly cash dividend on Common Stock of $0.225 per share. Such dividend is payable on June 15, 1996 to holders of Common Stock as of May 17, 1996. Purchasers of the Shares will not be entitled to receive this dividend.



     The closing sale price of the Common Stock on May 7, 1996, on the NYSE was $18.125 per share.


     There were 7,009 shareholders of record of Common Stock at March 31, 1996.

     It is the Company's intent to continue to pay quarterly dividends in the foreseeable future. However, the Company's dividend policy is reviewed on an ongoing basis and is dependent upon the Company's earnings performance, expectations regarding future earnings, cash flow, financial condition and capital requirements, and other factors.


     The Company's long-term debt agreements include, among other things, restrictions as to the payment of cash dividends. Under the most restrictive of those provisions, as of March 31, 1996, the Company would have been permitted to pay $34.6 million of cash dividends.


                     DESCRIPTION OF CAPITAL STOCK

   Authorized Capital Stock

     The Company is authorized to issue up to 30,000,000 shares of Common Stock and 5,000,000 shares of preferred stock (the "Preferred Stock").

   Common Stock

     Each share of Common Stock is entitled to one vote on matters to be voted upon by the shareholders and is not entitled to cumulative voting rights in the election of directors. Under the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the affirmative vote of the holders of at least 75% of all the then-outstanding shares of voting stock, voting as a single class, are required to alter, amend or repeal the provisions of the Certificate of Incorporation (or any provision of the By-Laws of the Company (the "By-Laws") which is to the same effect) relating to rights, preferences and limitations of each class of common and preferred stock; the number, classification, election or removal of directors; action taken by the Company's shareholders; the calling of special meetings of shareholders; limited liability and indemnification rights of directors and officers of the Company; and amendment of the Certificate of Incorporation. In the case of liquidation, dissolution or winding up of the Company's affairs, whether voluntary or involuntary, all assets remaining after payment of creditors and holders of all classes and series of Preferred Stock (if any are outstanding) are required to be divided among the holders of the Common Stock in proportion to their holdings. The holders of shares of Common Stock do not have preemptive, redemption or conversion rights. Dividends on the Common Stock may, by action of the Board, be declared and paid from time to time as permitted by law.

   Transfer Agent and Registrar

     First Chicago Trust Company of New York is the Transfer Agent and Registrar for the Common Stock.


   Preferred Stock

     The Board is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as are stated in the resolution adopted by the Board providing for the issuance of such series and as permitted by New Jersey law.

   Certain Anti-Takeover Effects

     The Certificate of Incorporation and By-Laws provide that the Board shall be divided into three classes with directors in each class serving three-year terms. Approximately one-third of the Board will be elected each year. The classification of the Board pursuant to the By-Laws may delay shareholders from removing a majority of the Board for two years, unless removal for cause can be established and the required 75% vote for removal can be obtained, as provided in the Certificate of Incorporation. Because the existence of a classified board may operate to delay a potential purchaser's ability to obtain control of the Board in a relatively short period of time, a classified Board may have the effect of discouraging attempts to acquire significant minority positions with the intent of obtaining control of the Company by electing a slate of directors. Also, because neither the New Jersey Business Corporation Act nor the Certificate of Incorporation requires cumulative voting, a purchaser of a block of Common Stock constituting less than a majority of the outstanding shares will have no assurance of proportional representation on the Board.

     The Certificate of Incorporation also provides that directors may be removed only for cause and only by the affirmative vote of holders of at least 75% of the outstanding shares of voting stock, voting as a single class, and that shareholder action can be taken only at an annual or special meeting of shareholders, and prohibits shareholder action in lieu of a meeting unless such action is by unanimous written consent. The Certificate of Incorporation and the By-Laws provide that, subject to the rights of any holders of any series of Preferred Stock, special meetings of shareholders can only be called pursuant to a resolution adopted by a majority of the authorized directors of the Company.

     As described above, the Board is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, and to fix by resolution of the Board, and to the extent permitted by New Jersey law, the terms and conditions of each such series. The authorized shares of Preferred Stock, as well as shares of Common Stock, are available for issuance without further action by the shareholders, unless such action is required by applicable law or the rules of the NYSE. Although the Board has no present intention of doing so, other than as discussed below under "Preferred Stock Purchase Rights," it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt by including class voting rights that would enable the holders thereof to block such a transaction. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company, its then existing shareholders and its other statutory constituencies.

     These provisions could impede the completion of a merger, tender offer, acquisition or other transaction that some or a majority of the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their stock over the then market price of such stock.

   Preferred Stock Purchase Rights

     Reference is made to the Rights Agreement, dated as of November 28, 1995 (the "Rights Agreement"), between the Company and Mellon Securities Trust Company, as Rights Agent, filed with the SEC. The following statements are qualified in their entirety by such reference.

     The Company has adopted a shareholder rights plan pursuant to which holders of Common Stock outstanding at the close of business on December 8, 1995 or issued thereafter are granted one preferred share purchase right (the "Right") on each outstanding share of Common Stock. The description and terms of the Rights are set forth in the Rights Agreement. Certain of the capitalized terms used in the following description have the meanings set forth in the Rights Agreement.

     Each Right, initially evidenced by and traded with shares of Common Stock, entitles the registered holder to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), at a purchase price of $50, subject to adjustment in certain circumstances, regulatory approval and other specified conditions. The Rights will separate from the Common Stock and will be exercisable only if a person or group acquires 15% or more of the outstanding Common Stock or announces a tender offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Stock.

     If any person or group acquires 15% or more of the outstanding Common Stock (other than an acquisition pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the independent Directors of the Company determine to be fair to, and otherwise in the best interest of, the stockholders), each Right will entitle its holder (other than such person or members of such group), subject to regulatory approval and other specified conditions, to purchase that number of shares of Common Stock (or, in certain circumstances, cash property or other securities of the Company) having a value of twice the Right's exercise price. In lieu of requesting payment of the Purchase Price upon exercise of the Right following any such event, the Company may provide that each Right be exchanged for one share of Common Stock.

     In addition, in the event that, at any time following the date when any person or group acquires 15% or more of the outstanding Common Stock,
   (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (except with respect to clauses (i) and (ii), a merger or consolidation (a) which follows an offer described in the preceding paragraph and (b) in which the amount and form of consideration is the same as was paid in such offer), proper provision will be made so that each Right would thereafter entitle its holder to purchase that number of the acquiring company's common shares having a value at that time of twice the Right's exercise price.

     At any time prior to the earlier of (i) the date on which an event described in the second preceding paragraph occurs and (ii) November 28, 2005, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, payable in cash or securities or both. The Rights will expire on November 28, 2005.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.


                             UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through their Representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dean Witter Reynolds Inc., and Edward D. Jones & Co., have severally agreed, subject to the terms and conditions of the Purchase Agreement with the Company, to purchase from the Company the number of Shares set forth below opposite their respective names. The Underwriters are committed to purchase all such Shares if any are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased.


                                                           Number of
     Underwriter                                            Shares

   Merrill Lynch, Pierce Fenner & Smith
        Incorporated ................................
   Dean Witter Reynolds Inc..........................
   Edward D. Jones & Co..............................




                                                           ---------
   Total ............................................      1,800,000
                                                           =========


     The Representatives of the Underwriters have advised the Company that they propose initially to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus, and to certain
   dealers at such price less a concession not in excess of $    per share.
   The Underwriters may allow, and such dealers may reallow, a discount not
   in excess of $    per share on sales to certain other dealers.  After the
   initial public offering, such concession and discount may be changed.

     The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase severally up to 200,000 additional Shares, solely for the purpose of covering over-allotments, if any, at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of additional Shares that the number of Shares to be purchased by it, as shown in the foregoing table, bears to the 1,800,000 Shares offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                          VALIDITY OF SHARES

     The validity of  the Shares  will be  passed upon  for the  Company by
   James R. Van Horn, Esq., Bedminster, New Jersey, General Counsel and Secretary of the Company, and Reid & Priest LLP, New York, New York, special counsel to the Company. The validity of the Shares will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York. Reid & Priest LLP and Winthrop, Stimson, Putnam & Roberts may rely on the opinion of James R. Van Horn, Esq. as to legal matters arising under New Jersey law.

                                EXPERTS

     The Company's audited Consolidated Financial Statements and audited Summary Consolidated Financial Data incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports thereon, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said reports.



   No dealer, salesman or other person has
   been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date as of which information is given in this Prospectus.
   This Prospectus does not constitute an
   offer or solicitation by anyone in any
   jurisdiction in which such offer or
   solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.



           TABLE OF CONTENTS
                                              Page
   Available Information.....                  2
   Incorporation of Certain Documents
     by Reference............                  2
   Prospectus Summary........                  4
   Map.......................                  5
   The Company...............                  6
   Use of Proceeds...........                  8
   Common Stock Dividends and
     Price Range.............                  8
   Description of Capital Stock                9
   Underwriting..............                 11
   Validity of Shares........                 12
   Experts...................                 12

   1,800,000 Shares





  [NUI Corporation Logo]






           Common Stock








            PROSPECTUS








       Merrill Lynch & Co.
    Dean Witter Reynolds Inc.
      Edward D. Jones & Co.







         _______ __, 1996

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

   Item 16.  Exhibits.

   Exhibit
   No.
               Description                         Reference


   1           Form of Purchase Agreement         Filed herewith


   4(i)       Amended and Restated                Incorporated by
              Certificate of Incorporation, reference to Exhibit amended and restated as of 3(i) of Registrant's
              December 1, 1995                    Annual Report on
                                                  Form 10-K for Fiscal
                                                  1995

   4(ii)       By-Laws, amended  and  restated    Incorporated by
               as of October 24, 1995             reference to
                                                  Exhibit  3(ii)   of
                                                  Registrant's Annual
                                                  Report on Form 10-K
                                                  for Fiscal 1995

   4(iii)      Rights Agreement,  dated as  of    Incorporated by
               November 28, 1995, between  the    reference to
               Company and  Mellon  Securities    Exhibit  10.1   of
               Trust Company, as Rights Agent     Registrant's
                                                  Current  Report  on
                                                  Form   8-K,   filed
                                                  December 1, 1995

   5(i)        Opinion of James  R. Van  Horn,    Previously filed
               Esq.

   5(ii)       Opinion of Reid & Priest LLP       Previously filed


   23(i)       Consent of James  R. Van  Horn,    Previously filed
               Esq.                               (contained in
                                                   Exhibit 5(i))

   23(ii)      Consent of Reid & Priest LLP       Previously filed
                                                  (contained in
                                                  Exhibit 5(ii))

   23(iii)     Consent of Arthur Andersen LLP     Previously filed


   24         Power of Attorney                   Previously filed

                              SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Bedminster, State of New Jersey, on the 8th day of May, 1996.

                              NUI CORPORATION



                              By:  /s/ John Kean, Jr.
                                 John Kean, Jr., President



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                  Title                   Date


   /s/ John Kean,Jr.      President, Chief              May 8, 1996
   John Kean, Jr.         Executive Officer and
                          Director (Principal
                          executive officer)

       *                  Chairman and Director         May 8, 1996
   John Kean

       *                  Controller (Principal         May 8,1996
   Stephen M. Liaskos     financial and
                          accounting officer)

       *
   Calvin R. Carver        Director                     May 8, 1996

       *
   Vera King Farris        Director                     May 8, 1996

   James J. Forese        Director                      May 8, 1996

        *
   Bernard S. Lee         Director                      May 8, 1996

       *
   R. Van Whisnand        Director                      May 8, 1996

      *
   John Winthrop          Director                      May 8, 1996


  * By  /s/ James R. VanHorn

   James R. Van Horn as
   attorney-in-fact for each
   of the persons indicated
   by an asterisk

                  APPENDIX TO ELECTRONIC FORMAT DOCUMENT


           The Company's logo will appear on the front and back cover pages of the Prospectus. The logo will contain the stylized words "NUI Corporation", and the words "National Utility Investors", in block letters, will appear immediately to the right of the stylized words.



               A map of the eastern portion of the United States will be set forth in the section of the Prospectus titled "MAP". Such map will depict the states along the eastern coast of the United States and certain states contiguous thereto and identify the states in which Waverly Gas Service, Valley Cities Gas Service, Elizabethtown Gas Company, Elkton Gas Service, North Carolina Gas Service and City Gas Company of Florida operate.



                                   NUI CORPORATION

                                    EXHIBIT INDEX


       Exhibit         Description                               Reference
       No.

       1           Form of Purchase Agreement           Filed herewith

       4(i)        Amended and Restated                 Incorporated by
                   Certificate of Incorporation,        reference to Exhibit
                   amended and restated as of           3(i) of Registrant's
                   December 1, 1995                     Annual Report on Form
                                                        10-K for Fiscal 1995

       4(ii)       By-Laws, amended  and  restated      Incorporated by
                   as of October 24, 1995               reference to Exhibit
                                                        3(ii) of Registrant's
                                                        Annual Report on Form
                                                        10-K for Fiscal 1995

       4(iii)     Rights Agreement,  dated as  of       Incorporated by
                  November 28, 1995, between  the       reference to Exhibit
                  Company and  Mellon  Securities       10.1 of Registrant's
                  Trust Company, as Rights Agent        Current Report on
                                                        Form 8-K, filed
                                                        December 1, 1995

      5(i)        Opinion of James  R. Van  Horn,       Previously filed
                  Esq.


      5(ii)       Opinion of Reid & Priest LLP          Previously filed


      23(i)       Consent of James  R. Van  Horn,       Previously filed
                  Esq.                                  (contained in
                                                        Exhibit 5(i))

      23(ii)      Consent of Reid & Priest LLP          Previously filed
                                                        (contained in Exhibit
                                                        5(ii))

      23(iii)    Consent of Arthur Andersen LLP         Previously filed


      24         Power of Attorney                      Previously filed